Exhibit 99.2

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information combines the individual historical financial information of Meiwu Technology Company Limited (“Meiwu”, “our” or “the Company”) and Xiamen Hemeitong Trading Co., Ltd. (“Xiamen Hemeitong”) and adjusts them to give effect to the acquisition by Xiamen Chunshang Health Technology Co., Ltd. (“Xiamen Chunshang”), a wholly owned subsidiary of the Company, of 100% of the equity interests in Xiamen Hemeitong (the “Acquisition”). The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2025 gives effect to the Acquisition as if it had occurred on January 1, 2025, and the unaudited pro forma condensed combined balance sheet as of December 31, 2025 gives effect to the Acquisition as if it had occurred on that date.

The transaction accounting adjustments for the Acquisition consist of the necessary adjustments to account for the Acquisition as a business combination under ASC 805, “Business Combinations.” The aggregate preliminary consideration paid by the Company in connection with the Acquisition was RMB235,200,000 (approximately $35,106,574). The assumptions and estimates for the preliminary adjustments to the unaudited pro forma condensed combined financial information, are described in the accompanying notes, which should be read together with the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial statements have been prepared for illustrative purposes only and are not necessarily indicative of the operating results for the future periods. The unaudited pro forma condensed combined financial information does not purport to represent what our consolidated results of operation or consolidated financial condition would have been had the merger actually occurred on the dates indicated and does not intend to project the future consolidated results of operation or consolidated financial condition.

MEIWU TECHNOLOGY COMPANY LIMITED

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of December 31, 2025

(Expressed in U.S. Dollars, except for the number of shares)

	Meiwu	Xiamen Hemeitong	Transaction Accounting Adjustments	Pro Forma Combined
	$	$	$	$
ASSETS
CURRENT ASSETS:
Cash and cash equivalent	17,884,684	2,558		17,887,242
Accounts receivable, net	990,913	775,182		1,766,095
Inventories, net	82,820	187,377		270,197
Advances to suppliers, net	1,290,551	-		1,290,551
Prepaid expenses	-	19,396		19,396
Other current assets	554,578	11,347		565,925
TOTAL CURRENT ASSETS	20,803,546	995,860		21,799,406

Property and equipment, net	-	5,411		5,411
Intangible assets, net	29,889,164	-	10,357,314	40,246,478
Deferred tax assets	-	-		-
Right-of-use assets	41,235	44,936		86,171
Goodwill	-	-	24,772,786	24,772,786
TOTAL ASSETS	50,733,945	1,046,207	35,130,100	86,910,252

CURRENT LIABILITIES:
Accounts payable	866,929	432,078		1,299,007
Contract liabilities	5,689	-		5,689
Taxes payable	-	189,010		189,010
Lease liabilities	17,758	20,322		38,080
Accrued expenses and other current liabilities	425,215	57,089		482,304
Due to related parties	-	350,201		350,201
TOTAL CURRENT LIABILITIES	1,315,591	1,048,700		2,364,291

LONG TERM LIABILITIES

Lease liabilities	23,477	21,033		44,510
TOTAL LIABILITIES	1,339,068	1,069,733		2,408,801

SHAREHOLDERS’ EQUITY:
Ordinary Shares, no par value, unlimited shares authorized; 156,434 and 31,682 shares issued and outstanding as of December 31, 2025 and December 31, 2024 respectively*	-	-	-	-
Share capital	-	14,033	(14,033)	-
Share subscription receivable	-	(14,033)	14,033	-
Additional paid-in capital	101,235,450		35,106,574	136,342,024
Accumulated deficit	(46,623,779)	(25,207)	25,207	(46,623,779)
Accumulated other comprehensive income (loss)	(5,216,794)	1,681	(1,681)	(5,216,794)
TOTAL SHAREHOLDERS’ EQUITY	49,394,877	(23,526)	35,130,100	84,501,451
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	50,733,945	1,046,207	35,130,100	86,910,252

*The shares and per share information are presented on a retroactive basis to reflect the share consolidation of at a ratio of 1-for-20 effective on April 1, 2025 and 1-for-100 effective on April 6, 2026.

MEIWU TECHNOLOGY COMPANY LIMITED

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

For the Year Ended December 31, 2025

	Meiwu	Xiamen Hemeitong	Pro Forma Combined
	$	$	$
NET REVENUE	7,081,133	4,737,172	11,818,305

COST OF REVENUE	6,366,842	2,607,668	8,974,510

GROSS PROFIT	714,291	2,129,504	2,843,795

SELLING, GENERAL AND ADMINISTRATIVE, RESEARCH AND DEVELOPMENT EXPENSES	9,502,886	1,639,633	11,142,519

INCOME(LOSS) FROM OPERATIONS	(8,788,595)	489,871	(8,298,724)

Assets impairment loss	(9,834,584)	-	(9,834,584)
Gain (loss) on disposal of subsidiaries	-	-	-
Other income, net	430,876	112	430,988
Total other expense	(9,403,708)	112	(9,403,596)

INCOME(LOSS) BEFORE INCOME TAX PROVISION	(18,192,303)	489,983	(17,702,320)

Income tax (expense) benefit	-	(215,185)	(215,185)

NET INCOME(LOSS)	(18,192,303)	274,798	(17,917,505)

Less: net loss attributable to non-controlling interest	398,446	-	398,446

NET INCOME(LOSS) ATTRIBUTABLE TO WNW	(18,590,749)	274,798	(18,315,951)

*The shares and per share information are presented on a retroactive basis to reflect the share consolidation of at a ratio of 1-for-20 effective on April 1, 2025 and 1-for-100 effective on April 6, 2026.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 1 — Description of the Transaction

On August 20, 2026, Xiamen Chunshang Health Technology Co., Ltd (“Xiamen Chunshang”), a wholly owned subsidiary of Meiwu Technology Company Limited (the “Company”), entered into an equity transfer agreement (the “Agreement”) with Xiamen Hemeitong Commercial Co., Ltd. (“Xiamen Hemeitong”), and two shareholders of Xiamen Hemeitong (the “Sellers”) to acquire 100% equity interests of Xiamen Hemeitong (the “Acquisition”). Pursuant to the Agreement, the Company agreed to pay an aggregate of RMB23,520,000 (approximately $35,106,574) in cash as consideration upon closing.

The Company engaged an independent valuation advisor, to provide a valuation report with regard to the equity interests of Xiamen Hemeitong. According to the valuation report issued on August 17, 2026, the 100% equity interests of Xiamen Hemeitong worth RMB 239,405,140 (approximately $35,283,952) as of June 30,2026. The closing of the Acquisition is subject to certain customary closing conditions.

The Acquisition was completed in September 2026, following which Xiamen Hemeitong became an indirect wholly owned subsidiary of the Company.

Note 2 — Basis of Presentation

The unaudited pro forma condensed combined balance sheet as of December 31, 2025 and the unaudited pro forma condensed combined statement of incomes for the year ended December 31, 2025 are based on the historical financial statements of Meiwu and the combined financial statements of Xiamen Hemeitong. The unaudited pro forma condensed combined balance sheet was prepared using the Meiwu condensed consolidated balance sheet, the Xiamen Hemeitong balance sheet and gives effect to the transaction as if it had occurred on December 31, 2025. The unaudited pro forma condensed combined statements of income were prepared using the Meiwu condensed consolidated statements of income, the Xiamen Hemeitong statement of income and gives effect to the transaction as if it had occurred on January 1, 2025.

The unaudited pro forma condensed combined financial statements were accounted for using the acquisition method in accordance with business combination accounting guidance as provided by Financial Accounting Standards Board Accounting Standards Codification 805, Business Combinations (“ASC 805”). Under the acquisition method of accounting, the Company allocates the purchase price of a business acquisition based on the fair value of the identifiable tangible and intangible assets. Goodwill is recognized to the extent that the purchase consideration exceeds the assets acquired and liabilities assumed. The Company uses its best estimate to determine the fair value of the assets acquired and liabilities assumed. During the measurement period, which can be up to one year after the acquisition date, the Company can make adjustments to the fair value of the assets acquired and liabilities assumed, with the offset being an adjustment to goodwill.

The unaudited pro forma condensed combined financial statements have been prepared for illustrative purposes only and are not necessarily indicative of the operating results for the future periods. The unaudited pro forma condensed combined financial statements were based on Transaction Accounting Adjustments and do not reflect any operating efficiencies, synergies or cost savings that the Company may achieve, or any additional operating expenses that may be incurred with respect to the combined company.

The unaudited pro forma condensed combined financial statements should be read in conjunction with Meiwu’s audited financial statements included in its Annual Report on Form 20-F for the annual period ended December 31, 2025, filed with the Securities and Exchange Commission (“SEC”) on April 17, 2026 (“Meiwu 20-F”).

Note 3 — Accounting Policies and Reclassifications

Upon consummation of the Xiamen Hemeitong Acquisition, the Company performed a comprehensive review of the two entities’ accounting policies. Based on its analysis, the Company did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.

Note 4 — Transaction Accounting Adjustments to Unaudited Pro forma condensed combined Financial Statements

The transaction was accounted for as a business combination in accordance with ASC 805, and as such, assets acquired, liabilities assumed, and consideration transferred were recorded at their estimated fair values on the acquisition date. The fair value of the assets and liabilities in the unaudited pro forma condensed combined financial statements are based upon a preliminary assessment of fair value and may change as valuations for certain tangible assets and intangible assets are finalized and the associated income tax impacts are determined. The Company expects to finalize the purchase price allocation as soon as practicable, but no longer than one year from the acquisition date.

Transaction and Estimated Purchase Consideration

Under the equity transfer agreement, the Company agreed to pay an aggregate consideration of RMB23,520,000, which translates to approximately US$35,106,574 using the spot exchange rate of RMB 6.6996 per US$1.00 as of the acquisition date, September 22, 2026.

The following table summarizes the consideration transferred and the preliminary allocation of the consideration to the assets acquired and liabilities assumed of Xiamen Hemeitong, based on management’s preliminary valuation of their respective fair values as of the assumed acquisition date. The amounts shown below are those recognized in the transaction accounting adjustments column of the unaudited pro forma condensed combined balance sheet.

Cash consideration (RMB235,200,000 at RMB6.6996 to US$1.00)	35,106,574

Assets acquired:
Cash and cash equivalents	2,558
Accounts receivable, net	775,182
Inventories, net	187,377
Prepaid expenses	19,396
Other current assets	11,347
Property and equipment, net	5,411
Right-of-use assets	44,936
Intangible assets-customer relationship (a)	10,357,314
Goodwill (b)	24,772,786
Total assets acquired	36,176,307

Accounts payable	(432,078)
Taxes payable	(189,010)
Lease liabilities, current	(20,322)
Accrued expenses and other current liabilities	(57,089)
Due to related parties	(350,201)
Lease liabilities, non-current	(21,033)
Total liabilities assumed	(1,069,733)
Estimated fair value of net assets acquired	35,106,574

(a) Intangible assets acquired includes customer relationship with an estimated fair value of $10,357,314.

(b) The above purchase price allocation does not give effect to certain pro forma adjustments that were included in the unaudited pro forma condensed combined financial statements that would ultimately impact the purchase price allocation. For any proforma adjustments that were not captured within the closing balance sheet at the time the purchase price allocation was performed, an adjustment was made to goodwill.

The preliminary purchase price allocation above, which is as of the acquisition date of September 22, 2026, has been used to prepare the transaction accounting adjustments in the unaudited pro forma condensed combined balance sheet and unaudited pro forma condensed combined statement of income.